Exhibit 99.1

N E W S    R E L E A S E

Logic Wireless and Siyata Mobile Launch Next Generation Push-to-Talk Over Cellular SD7 Device in the United Kingdom, Australia, New Zealand and the Pacific Islands

Integrated with ChatterPTT, SD7 Delivers Instant Push-to-Talk Over Cellular (PoC) to Improve Enterprise Communications

Vancouver, BC – July 13, 2022 – Siyata Mobile Inc. (Nasdaq: SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, announces Logic Wireless Europe Ltd. (“Logic Wireless”), a leading distributor of business-critical communication solutions across the United Kingdom, Australia, New Zealand and the Pacific Islands, will introduce the Siyata SD7 rugged PoC device integrated with ChatterPTT. ChatterPTT is Logic Wireless’s mobile application and gateway solution that intelligently enables different types of communication devices to communicate directly with each other.

“We are confident that Logic Wireless customers will find that the SD7 rugged handset offers a perfect upgrade to land mobile radio devices, with the convenience and technical capabilities required from a next-generation handset servicing first responder and public service organizations,” said Siyata CEO Marc Seelenfreund.

Using the SD7, first responders (police, fire department, ambulance) as well as secondary support personnel, can quickly connect and coordinate on unified public cellular networks without any of the difficulties managing the current generation of rugged smart/feature phones. Actions ideally tailored for mission critical purposes, such as initiating and receiving talk-group calls, notifying others of emergencies, and reporting locations, can be easily performed with the SD7.

“The SD7 is yet another game changing product delivered by Siyata and we are very pleased to add this to our PoC portfolio. We expect to see rapid adoption of this solution as it delivers a unique value proposition that should appeal to a very broad audience across all of the verticals we serve” said Dave Hicks, Managing Director, Logic Wireless Australia.

About Logic Wireless

Logic Wireless was founded in 2004 in the United Kingdom and is today a recognised specialist distributor of business-critical communication solutions, focused on servicing the United Kingdom, Australia, New Zealand and the Pacific Islands region from its offices in Australia, New Zealand and the UK. Its ChatterPTT software platform is a mobile application and gateway solution that intelligently enables different types of communication devices to communicate directly with each other.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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